Exhibit 99.1

Yandex N.V. Reminds Shareholders of upcoming EGM and Class A Meeting

Amsterdam, the Netherlands, March 4, 2024 — Yandex N.V. would like to remind shareholders that the Company’s EGM and Class A Shareholders meetings are scheduled to take place on 7 March 2024. Yandex N.V. brings to shareholders for their approval the proposal to divest its Russia-based businesses and to retire various corporate governance and capital structures introduced in 2019, to align with the Company’s new ownership structure and geographic focus going forward.

All relevant shareholder materials can be found on the Company’s website - https://ir.yandex/shareholder-meetings. Shareholders can vote either in advance of the meetings or at the meetings themselves. We urge all shareholders who have not yet given voting instructions in respect of their shares to do so as soon as possible, as described below.

We announce today that the company is making good progress toward implementation of the proposed transaction, including with regard to satisfying conditions related to the group’s internal reorganization, obtaining relevant regulatory and other approvals, and satisfying other conditions to the First Completion of the transaction.

In addition, we are pleased that both Glass Lewis and ISS have issued reports recommending that shareholders vote to approve the proposed transaction and related matters.

How to Vote

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the shareholder meetings, we hope you will take the time to vote your shares. Please cast your vote as soon as possible to ensure it is received in time to be voted at these important meetings.

If you are a shareholder of record, you may vote your Class A Ordinary Shares over the internet (at www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the Power of Attorney / Proxy card that was provided together with the Shareholder Circular distributed in connection with the meetings.

If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you should receive instructions from the broker that you must follow for your shares to be voted.

You may also submit your votes directly to the company in case of any issues with the normal custodian channels by sending the following documents to askir@yandex-team.com:

●	Proxy and Power of Attorney;
●	Proof of holding (e.g. brokerage account statement or similar) as of the record date (11.59pm on February 8, 2024);
●	Authorized Signatory List evidencing the signatories’ authority to sign on behalf of the holder;
●	Passport copies of the signatories.

These documents must be received by the Company no later than 11.59pm CET on March 6, 2024.

If you would like to attend the shareholder meetings and your Class A Ordinary Shares are held by a broker, bank or other nominee, you must bring to the meetings a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the meetings, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification. If you are planning to attend the Class A Meeting or the EGM in person, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.com before 5.30 p.m. CET on March 4, 2024.

If you have any questions regarding the voting process, please contact the IR team.

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More information on Yandex can be found at https://ir.yandex/.

Contacts

YNV Investor Relations

askIR@yandex-team.com

YNV Media

pr@y-nv.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our proposed divestment of our businesses in Russia and certain international markets, are forward-looking statements. YNV can provide no assurance that it will be successful in achieving first closing or second closing of the proposed transaction. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to satisfy certain conditions under the share purchase agreement, our dependence on third-parties to satisfy certain conditions under the share purchase agreement, changes in the political, legal and/or regulatory environment that may affect the proposed transaction, macroeconomic and geopolitical developments affecting the Russian economy or our business, and currency fluctuations, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in a shareholder circular to be filed as Exhibit 99.2 to a Report on Form 6-K, which is expected to be filed with the U.S. Securities and Exchange Commission (SEC) in the coming days, respectively, and are (or will be) available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release is as of March 4, 2024, and Yandex undertakes no duty to update this information unless required by law.